Dreyfus
High Yield Shares

ANNUAL REPORT October 31, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus High Yield Shares, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's primary portfolio manager, Jon Uhrig.

Although bond yields recently started creeping upward, long-term bond yield spreads remained relatively narrow compared to short-term bond yields throughout the reporting period — despite historical norms. In fact, long-term bond yields generally declined during the first half of the reporting period. Low inflation expectations among U.S. investors and robust demand from overseas investors appear to have helped longer-term bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Jon Uhrig, Portfolio Manager

How did Dreyfus High Yield Shares perform during the period?

For the 12-month period ended October 31, 2005, the fund achieved a total return of 3.61% and distributed income dividends totaling $1.03 per share.[1] In comparison, the Merrill Lynch U.S. High Yield Master II Constrained Index (the "Merrill Lynch Constrained Index") achieved a total return of 3.68% for the same period.[2] The fund's previous benchmark, the Merrill Lynch High Yield Master II Index, achieved a total return of 3.92% for the same period.[3]

Effective July 13, 2005, the fund adopted a new benchmark, the Merrill Lynch U.S. High Yield Master II Constrained Index. The Merrill Lynch Constrained Index is similar to the previous benchmark, except the Merrill Lynch Constrained Index is capitalization-weighted, and restricts the weighting of any individual issue to 2%.

Although improving business conditions and robust investor demand generally supported high yield bond prices over the reporting period, rising interest rates and some high-profile bankruptcies limited their total returns. The fund produced a return that was roughly in line with its current benchmark but slightly lower than its previous benchmark, primarily due to its underweighted position in bonds from the automotive sector, which were highly volatile during the reporting period.

What is the fund's investment approach?

The fund seeks maximum total return, consistent with the preservation of capital and prudent investment management, by investing in high yield bonds, commonly known as "junk bonds." To pursue its goal, the fund invests at least 80% of its assets in high yield securities issued by U.S. and foreign entities. These may include corporate debt securities, including convertible securities and corporate commercial paper; structured notes, including high-grade or "indexed" securities, catastrophe bonds and loan participations; zero-coupon securities; and debt securities issued by state or local governments and their agencies, authorities and other instrumentalities.

When choosing securities, we seek to capture the higher yields offered by high yield bonds. Our investment process is based on security-specific credit research to seek out companies with improving business fundamentals. We look at a variety of factors, including the company's financial strength, the state of the industry or sector, the company's management and whether there is sufficient equity value in the company.

What other factors affected the fund's performance?

High yield bonds fared well during the first half of the reporting period, when evidence of a stronger U.S. economy and low inflation helped fuel a market rally in the final months of 2004. In the spring of 2005, however, the high yield market encountered heightened volatility due, in large part, to disappointing news released from leading U.S. automobile manufacturers and their suppliers. In May, two of the major bond rating agencies downgraded the unsecured debt ratings of General Motors from investment grade to high yield, while Standard & Poor's downgraded Ford to the high yield category. Because these companies rank among the market's higher-volume issuers of corporate bonds, the change in credit ratings created significant price volatility as the high yield market absorbed their securities. Despite the effects of these downgrades, the fund and the market performed relatively well during the spring, and the affected bonds began to recover over the summer.

In September, hurricanes Katrina and Rita hit the Gulf Coast region, causing severe damage. Disruptions in the supply of oil, natural gas and gasoline affected not only consumers, but also the packaging and transportation industries and, to a lesser extent, gaming companies and casinos in the region. As investors became more risk averse, bonds with credit ratings toward the higher end of the high yield range generally outperformed lower-rated credits.

In this environment, we continued to upgrade the fund's credit profile by reducing its holdings of lower-rated credits, including those with "triple-C" credit ratings. We redeployed those assets primarily to credits with "single-B" and "double-B" ratings. This gradual shift in emphasis began to help the fund's performance when higher-rated credits began to outperform lower-rated ones late in the reporting period.

In addition, the fund's returns were supported by its relatively light exposure to some of the market's harder-hit industry groups, including automotive companies and airlines. However, we increased the fund's holdings of bonds from the automakers' financing subsidiaries after they had declined sharply in the spring, and the fund benefited from their subsequent rebound. The fund also participated in some of the market's stronger sectors, such as banks, utilities and energy companies.

What is the fund's current strategy?

Although high yield default rates have remained near historically low levels, we recently have seen signs that they may begin to edge higher in the wake of the bankruptcy filings of Delta Airlines and Northwest Airlines in September and Delphi Corporation in October. Accordingly, we have continued to emphasize securities with credit ratings toward the higher end of the high yield range, including those that we believe are likely to receive credit-rating upgrades to the investment-grade category.

In addition, we currently are encouraged by supply-and-demand factors that appear likely to support high yield bond prices. We expect 2005 to end with a lower volume of new issuance than 2004 did, and demand remains robust from investors seeking higher levels of income and private equity firms seeking to participate in leveraged buyouts.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: BLOOMBERG — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch U.S. High Yield Master II Constrained Index is an unmanaged performance benchmark composed of U.S. dollar-denominated domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and at least one year remaining to maturity. Bonds are capitalization-weighted. Total allocations to an issuer are capped at 2%.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch High Yield Master II Index is an unmanaged performance benchmark composed of U.S. domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and greater than or equal to one year to maturity.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus High Yield Shares with the Merrill Lynch High Yield Master II Index and the Merrill Lynch U.S. High Yield Master II Constrained Index

Average Annual Total Returns *as of 10/31/05*

	Inception Date	1 Year	From Inception
Fund	**6/10/02**	**3.61%**	**12.43%**

†   Source: Lipper Inc.
†† Source: Bloomberg L.P.
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Dreyfus High Yield Shares on 6/10/02 (inception date) to a $10,000 investment made in each of the Merrill Lynch U.S. High Yield Master II Constrained Index (the "Merrill Lynch Constrained Index") and the Merrill Lynch High Yield Master II Index (the "Merrill Lynch Index") on that date. All dividends and capital gain distributions are reinvested.
On July 13, 2005, the fund's benchmark was changed to the Merrill Lynch U.S. High Yield Master II Constrained Index from the Merrill Lynch High Yield Master II Index because the Merrill Lynch Constrained Index is expected to more accurately reflect the asset composition of the fund's portfolio.
The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Merrill Lynch Constrained Index is an unmanaged performance benchmark composed of U.S. dollar-denominated domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and at least one year remaining to maturity. The bonds that compose this Index are capitalization-weighted, with total allocations to an issuer capped at 2%. The Merrill Lynch Index is an unmanaged performance benchmark composed of U.S. domestic and Yankee bonds rated below investment grade with at least $100 million par amounts outstanding and greater than or equal to one year to maturity. The indices do not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus High Yield Shares from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

Expenses paid per $1,000†	$ .00
Ending value (after expenses)	$1,036.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

Expenses paid per $1,000†	$ .00
Ending value (after expenses)	$1,025.21

† Expenses are equal to the fund's annualized expense ratio of .00%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2005

Bonds and Notes–91.1%	Principal Amount[a]	Value ($)
Advertising–.2%		
RH Donnelley Financial:		
Sr. Notes, 8.875%, 2010	9,000 [b]	9,675
Sr. Sub. Notes, 10.875%, 2012	8,000 [b]	9,000
		18,675
Aerospace & Defense–2.3%		
Argo-Tech,		
Sr. Notes, 9.25%, 2011	20,000	20,700
BE Aerospace,		
Sr. Sub. Notes, Ser. B, 8.875%, 2011	21,000	22,103
DRS Technologies,		
Sr. Sub. Notes, 6.875%, 2013	9,000	8,595
L-3 Communications:		
Conv. Bonds, 3%, 2035	10,000 [b]	10,100
Sr. Sub. Notes, 6.375%, 2015	15,000 [b]	14,887
Sr. Sub. Notes, 7.625%, 2012	45,000	47,250
Transdigm,		
Sr. Sub Notes, 8.375%, 2011	45,000	47,025
		170,660
Agricultural–.2%		
Alliance One International,		
Notes, 11%, 2012	15,000 [b]	**12,675**
Airlines–.4%		
Northwest Airlines,		
Pass-Through Ctfs., Ser. 1996-1, 7.67%, 2015	23,983	18,500
United AirLines, Enhanced Pass-		
Through Ctfs., Ser. 1997-1A, 4.09%, 2049	9,718 [c]	9,706
		28,206
Auto Manufacturing–.3%		
Navistar International,		
Sr. Notes, 7.5%, 2011	22,000 [d]	**21,010**
Automotive, Trucks & Parts–1.6%		
Cooper-Standard Automotive,		
Sr. Sub. Notes, 8.375%, 2014	10,000	7,550
Delphi,		
Notes, 6.5%, 2013	20,000 [c,d]	13,950
Goodyear Tire & Rubber,		
Sr. Notes, 9%, 2015	40,000 [b]	38,800
HLI Operating,		
Sr. Notes, 10.5%, 2010	3,000 [d]	2,475

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Automotive, Trucks & Parts (continued)		
Polypore International, Sr. Discount Notes, 0/10.5%, 2012	31,000 [e]	16,120
United Components, Sr. Sub. Notes, 9.375%, 2013	9,000	9,045
Visteon, Sr. Notes, 8.25%, 2010	30,000	27,863
		115,803
Banking−1.8%		
Chevy Chase Bank, Sub. Notes, 6.875%, 2013	105,000	108,938
Colonial Bank Montgomery Alabama, Sub. Notes, 9.375%, 2011	20,000	23,309
		132,247
Building & Construction−3.1%		
Asia Aluminum, Secured Notes, 8%, 2011	10,000 [b]	9,825
Beazer Homes USA, Sr. Notes, 6.875%, 2015	20,000 [b]	18,450
Compression Polymers, Sr. Notes, 10.5%, 2013	15,000 [b]	13,725
DR Horton, Sr. Notes, 8.5%, 2012	41,000	44,182
Goodman Global: Sr. Notes, 6.41%, 2012	20,000 [b,f]	19,700
Sr. Sub. Notes, 7.875%, 2012	9,000 [b,d]	8,505
Nortek, Sr. Sub. Notes, 8.5%, 2014	23,000	22,080
Owens Corning: Debs., 7.5%, 2018	30,000 [c]	22,650
Notes, 7%, 2009	25,000 [c]	18,625
Standard-Pacific, Sr. Notes, 6.5%, 2010	35,000	33,119
Texas Industries, Sr. Notes, 7.25%, 2013	5,000 [b]	5,225
WCI Communities, Sr. Sub. Notes, 10.625%, 2011	13,000	13,731
		229,817
Chemicals−3.5%		
Equistar Chemical/Funding, Notes, 10.125%, 2008	20,000	21,650

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Chemicals (continued)		
Huntsman:		
Sr. Notes, 9.875%, 2009	9,000	9,495
Sr. Secured Notes, 11.625%, 2010	15,000	17,062
Huntsman ICI Chemicals,		
Sr. Sub. Notes, 10.125%, 2009	66,000	68,228
Nalco,		
Sr. Sub. Notes, 8.875%, 2013	64,000	65,680
PQ,		
Sr. Sub. Notes, 7.5%, 2013	10,000 [b]	9,250
Rhodia,		
Sr. Notes, 10.25%, 2010	51,000	54,570
Rockwood Specialties,		
Sr. Sub. Notes, 7.5%, 2014	13,000	13,975
		259,910
Commercial & Professional Services−.5%		
Brickman,		
Sr. Sub. Notes, Ser. B, 11.75%, 2009	13,000	14,528
Service Corp International,		
Sr. Notes, 7%, 2017	10,000 [b]	9,975
Williams Scotsman,		
Sr. Notes, 8.5%, 2015	10,000 [b]	10,200
		34,703
Consumer Products−1.5%		
Ames True Temper,		
Sr. Sub. Notes, 10%, 2012	21,000	15,855
Amscan,		
Sr. Sub. Notes, 8.75%, 2014	27,000	21,735
Church & Dwight,		
Notes, 6%, 2012	35,000	34,125
Playtex Products,		
Sr. Sub. Notes, 9.375%, 2011	30,000	31,200
Rayovac,		
Sr. Sub. Notes, 8.5%, 2013	6,000	5,460
		108,375
Diversified Financial Services−5.0%		
BCP Crystal US,		
Sr. Sub. Notes, 9.625%, 2014	32,000	35,360
CCM Merger,		
Notes, 8%, 2013	5,000 [b]	4,975

Bonds and Notes (continued)		Principal Amount[a]	Value ($)
Diversified Financial Services (continued)			
Consolidated Communications Illinois/Texas,			
Sr. Notes, 9.75%, 2012		11,000	11,578
E*Trade Financial,			
Sr. Notes, 7.375%, 2013		10,000 [b]	9,900
FINOVA,			
Notes, 7.5%, 2009		22,040	8,485
Ford Motor Credit:			
Global Landmark Securities, 7.375%, 2009		25,000	23,874
Notes, 4.74%, 2006		65,000 [f]	64,170
Glencore Funding,			
Notes, 6%, 2014		25,000 [b]	23,065
GMAC:			
Bonds, 8%, 2031		25,000 [d]	25,880
Notes, 7.75%, 2010		55,000	55,391
Sr. Notes, 5.375%, 2011	EUR	15,000	17,530
K&F Acquisition,			
Sr. Sub. Notes, 7.75%, 2014		10,000	10,050
Residential Capital:			
Notes, 6.375%, 2010		50,000 [b]	50,838
Notes, 6.875%, 2015		15,000 [b,d]	15,820
Stena AB,			
Sr. Notes, 7.5%, 2013		13,000	12,415
			369,331
Diversified Metals & Mining—1.6%			
Consol Energy,			
Notes, 7.875%, 2012		42,000	45,780
CSN Islands VIII,			
Sr. Notes, 10%, 2015		23,000 [b]	25,243
Freeport-McMoRan Copper & Gold,			
Sr. Notes, 6.875%, 2014		25,000	24,750
International Steel,			
Sr. Notes, 6.5%, 2014		25,000	24,687
			120,460
Electric Utilities—9.1%			
AES:			
Sr. Sub. Notes, 8.875%, 2011		100,000	107,500
Sr. Sub. Notes, 9.375%, 2010		35,000	38,150
Allegheny Energy Supply:			
Bonds, 8.25%, 2012		102,000 [b]	113,220
Notes, 7.8%, 2011		14,000	15,120

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Electric Utilities (continued)		
CMS Energy,		
Sr. Notes, 9.875%, 2007	37,000	39,960
Calpine Generating,		
Secured Notes, 13.216%, 2011	3,000 [d,f]	2,812
MSW Energy:		
Notes, 7.375%, 2010	10,000	10,400
Secured Bonds, 8.5%, 2010	10,000	10,700
Mirant,		
Sr. Notes, 7.4%, 2004	28,000 [b,c]	32,620
NRG Energy,		
Sr. Secured Notes, 8%, 2013	25,000	27,375
Nevada Power:		
First Mortgage, 6.50%, 2012	7,000	7,158
Mortgage Bonds, Ser. A, 8.25%, 2011	18,000	19,890
Notes, Ser. E, 10.875%, 2009	10,000	11,000
Reliant Energy:		
Sr. Secured, Notes, 9.25%, 2010	44,000	46,420
Sr. Secured Notes, 9.5%, 2013	20,000	21,400
Sierra Pacific Resources,		
Sr. Notes, 8.625%, 2014	54,000	59,130
TECO Energy,		
Sr. Notes, 6.75%, 2015	10,000	10,350
Tenaska Alabama Partners,		
Secured Notes, 7%, 2021	99,664 [b]	101,754
		674,959
Electrical & Electronics−.9%		
Dresser,		
Sr. Sub. Notes, 9.375%, 2011	25,000	26,000
Fisher Scientific International,		
Sr. Sub. Notes, 6.125%, 2015	25,000 [b]	24,938
Imax,		
Sr. Notes, 9.625%, 2010	13,000	13,975
		64,913
Entertainment−3.6%		
AMC Entertainment,		
Sr. Sub. Notes, 9.875%, 2012	20,000	19,200
Cinemark,		
Sr. Discount Notes, 0/9.75%, 2014	25,000 [e]	17,812

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Entertainment (continued)		
Isle of Capri Casinos,		
Sr. Sub. Notes, 9%, 2012	15,000 [d]	15,675
Leslie's Poolmart,		
Sr. Notes, 7.75%, 2013	15,000	15,075
Mashantucket Western Pequot Tribe,		
Bonds, 5.912%, 2021	45,000 [b]	44,407
Mohegan Tribal Gaming Authority:		
Sr. Notes, 6.125%, 2013	55,000	53,487
Sr. Sub. Notes, 6.375%, 2009	25,000	25,125
Sr. Sub. Notes, 8%, 2012	15,000	15,694
Penn National Gaming,		
Sr. Sub. Notes, 6.75%, 2015	10,000	9,650
Royal Caribbean Cruises,		
Sr. Notes, 8.75%, 2011	35,000	39,200
Seneca Gaming,		
Sr. Notes, 7.25%, 2012	15,000 [b]	15,394
		270,719
Environmental Control–2.9%		
Allied Waste:		
Sr. Notes, Ser. B, 8.5%, 2008	149,000	155,705
Sr. Notes, Ser. B, 9.25%, 2012	45,000	48,728
Geo Sub,		
Sr. Notes, 11%, 2012	14,000	13,755
		218,188
Food & Beverages–2.6%		
Agrilink Foods,		
Sr. Sub. Notes, 11.875%, 2008	3,000	3,082
Corn Products International:		
Sr. Notes, 8.25%, 2007	15,000	15,774
Sr. Notes, 8.45%, 2009	15,000	16,574
Del Monte,		
Sr. Sub. Notes, 8.625%, 2012	28,000 [d]	29,960
Dole Foods:		
Debs., 8.75%, 2013	9,000	9,427
Sr. Notes, 8.625%, 2009	9,000	9,349
Sr. Notes, 8.875%, 2011	6,000	6,240
Ingles Markets,		
Sr. Sub. Notes, 8.875%, 2011	5,000	5,031

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Food & Beverages (continued)		
Smithfield Foods,		
Sr. Notes, 7%, 2011	25,000	25,500
Stater Brothers:		
Sr. Notes, 7.37%, 2010	20,000 [f]	19,700
Sr. Notes, 8.125%, 2012	55,000	54,037
		194,674
Gaming & Lodging–4.2%		
Chumash Casino & Resort Enterprise,		
Sr. Notes, 9.26%, 2010	10,000 [b]	10,675
Gaylord Entertainment,		
Sr. Notes, 6.75%, 2014	20,000	19,400
Inn of the Mountain Gods Resort & Casino,		
Sr. Notes, 12%, 2010	44,000	47,300
MGM Mirage,		
Notes, 8.5%, 2010	25,000	26,937
Mandalay Resort:		
Sr. Notes, 6.5%, 2009	24,000	24,060
Sr. Sub. Notes, Ser. B, 10.25%, 2007	50,000	53,500
Park Place Entertainment:		
Sr. Sub. Notes, 7.875%, 2010	15,000	16,069
Sr. Sub. Notes, 8.875%, 2008	30,000	32,325
Resorts International Hotel and Casino,		
First Mortgage, 11.5%, 2009	46,000	51,462
Turning Stone Casino Entertainment,		
Sr. Notes, 9.125%, 2010	11,000 [b]	11,385
Wynn Las Vegas Capital,		
First Mortgage Notes, 6.625%, 2014	25,000 [d]	23,937
		317,050
Health Care–3.7%		
Beverly Enterprises,		
Sr. Sub. Notes, 7.875%, 2014	14,000	15,400
DaVita,		
Sr. Sub. Notes, 7.25%, 2015	15,000	15,225
Extendicare Health Services,		
Sr. Notes, 9.5%, 2010	11,000	11,770
HCA,		
Notes, 8.75%, 2010	50,000	54,955
Healthsouth,		
Sr. Notes, 8.375%, 2011	30,000 [d]	28,800

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Health Care (continued)		
Psychiatric Solutions,		
Sr. Sub. Notes, 7.75%, 2015	5,000	5,175
Tenet Healthcare,		
Sr. Notes, 9.875%, 2014	106,000	103,085
Triad Hospitals,		
Sr. Sub. Notes, 7%, 2013	41,000	41,205
		275,615
Machinery−2.2%		
Case New Holland,		
Sr. Notes, 9.25%, 2011	45,000	47,587
Columbus McKinnon,		
Sr. Sub. Notes, 8.875%, 2013	10,000 [b]	10,100
Douglas Dynamics,		
Sr. Notes, 7.75%, 2012	60,000 [b]	58,200
Terex:		
Notes, 7.375%, 2014	20,000	20,000
Sr. Sub. Notes, Ser. B, 10.375%, 2011	25,000	26,813
		162,700
Manufacturing−.6%		
JB Poindexter & Co,		
Sr. Notes, 8.75%, 2014	33,000	29,370
Polypore,		
Sr. Sub. Notes, 8.75%, 2012	17,000	15,045
		44,415
Media−6.8%		
Adelphia Communications,		
Sr. Notes, Ser. B, 7.75%, 2009	26,000 [c]	16,965
American Media Operation,		
Sr. Sub. Notes, Ser. B, 10.25%, 2009	5,000	4,762
CSC Holdings,		
Sr. Notes, 6.75%, 2012	79,000 [b]	76,630
Charter Communications,		
Sr. Notes, 8.75%, 2013	35,000	33,862
Dex Media East Finance:		
Sr. Sub. Notes, Ser. B, 9.875%, 2009	3,000	3,277
Sr. Sub. Notes, Ser. B, 12.125%, 2012	50,000	58,625
Dex Media West Finance,		
Sr. Sub. Notes, Ser. B, 9.875%, 2013	75,000	83,062

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Media (continued)		
Entercom Radio Capital,		
Sr. Sub. Notes, 7.625%, 2014	10,000	10,250
Kabel Deutschland,		
Sr. Notes, 10.625%, 2014	75,000 [b]	81,094
LBI Media,		
Sr. Discount Notes, 0/11%, 2013	19,000 [e]	14,012
Lodgenet Entertainment,		
Sr. Sub. Deb., 9.5%, 2013	5,000	5,438
Nexstar Finance:		
Sr. Discount Notes, 0/11.375%, 2013	36,000 [e]	26,100
Sr. Sub. Notes, 7%, 2014	34,000	30,260
Radio One,		
Sr. Sub. Notes, Ser. B, 8.875%, 2011	25,000	26,531
Salem Communications,		
Sr. Sub. Notes, Ser. B, 9%, 2011	35,000	37,100
		507,968
Oil & Gas−4.4%		
Coastal:		
Notes, 7.625%, 2008	68,000 [d]	68,850
Notes, 7.75%, 2010	70,000 [d]	71,400
Sr. Deb., 6.5%, 2008	14,000	13,702
El Paso Production,		
Sr. Notes, 7.75%, 2013	30,000	31,050
Hanover Compressor:		
Sr. Notes, 8.625%, 2010	13,000	13,845
Sr. Notes, 9%, 2014	21,000	23,047
Hanover Equipment Trust,		
Sr. Secured Notes, Ser. B, 8.75%, 2011	22,000	23,430
McMoRan Exploration,		
Sr. Notes, 5.25%, 2011	16,000 [b]	18,660
Petroleum Geo-Services,		
Notes, 10%, 2010	25,000	27,750
Whiting Petroleum,		
Sr. Sub. Notes, 7.25%, 2013	35,000	35,438
		327,172
Packaging & Containers−4.0%		
Berry Plastics,		
Sr. Sub. Notes, 10.75%, 2012	30,000	31,050

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Packaging & Containers (continued)		
Crown European,		
Sr. Secured Notes, 9.5%, 2011	50,000	55,000
Jefferson Smurfit,		
Sr. Notes, 8.25%, 2012	15,000	14,213
Norampac,		
Sr. Notes, 6.75%, 2013	25,000	23,625
Owens Brockway:		
Sr. Notes, 6.75%, 2014	8,000	7,560
Sr. Notes, 8.25%, 2013	5,000	5,125
Sr. Secured Notes, 7.75%, 2011	15,000	15,450
Sr. Secured Notes, 8.75%, 2012	2,000	2,155
Sr. Secured Notes, 8.875%, 2009	15,000	15,750
Owens-Illinois,		
Debs., 7.8%, 2018	60,000	57,900
Pliant,		
Sr. Secured Discount Notes, 0/11.125%, 2009	21,000 [e]	17,220
Solo Cup,		
Sr. Sub. Notes, 8.5%, 2014	15,000 [d]	12,375
Stone Container:		
Sr. Notes, 8.375%, 2012	9,000 [d]	8,640
Sr. Notes, 9.75%, 2011	34,000	34,170
		300,233
Paper & Forest Products—2.7%		
Appleton Papers,		
Sr. Sub. Notes, 9.75%, 2014	57,000 [d]	53,865
Buckeye Technologies,		
Sr. Notes, 8.5%, 2013	15,000	14,963
Georgia-Pacific:		
Sr. Notes, 8.875%, 2010	57,000	62,700
Sr. Notes, 9.375%, 2013	66,000	73,095
		204,623
Pipelines—3.3%		
ANR Pipeline,		
Notes, 8.875%, 2010	30,000	32,347
Dynegy:		
Secured Notes, 9.875%, 2010	73,000 [b]	78,840
Secured Notes, 10.125%, 2013	22,000 [b]	24,310

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Pipelines (continued)		
Southern Natural Gas,		
Notes, 8.875%, 2010	25,000	26,955
Williams Cos.:		
Debs., Ser. A, 7.5%, 2031	50,000	52,250
Notes, 7.875%, 2021	30,000	32,512
		247,214
Real Estate Investment Trust−1.1%		
BF Saul,		
Sr. Secured Notes, 7.5%, 2014	35,000	35,875
Host Marriott,		
Sr. Notes, Ser. M, 7%, 2012	45,000	45,563
		81,438
Retail−1.6%		
Amerigas Partners,		
Sr. Notes, 7.25%, 2015	15,000 [b]	15,600
JC Penney,		
Sr. Notes, 8%, 2010	21,000	22,793
Jean Coutu,		
Sr. Sub. Notes, 7.625%, 2012	30,000	29,625
Neiman-Marcus,		
Sr. Notes, 9%, 2015	10,000 [b]	9,875
Rite Aid:		
Sr. Secured Notes, 8.125%, 2010	15,000	15,075
Sr. Secured Notes, 12.5%, 2006	12,000	12,630
VICORP Restaurants,		
Sr. Notes, 10.5%, 2011	15,000	13,950
		119,548
Structured Index−3.6%		
Dow Jones CDX,		
Credit Linked Notes, Ser. 4-T2, 6.75%, 2010	277,000 [b,g]	**271,806**
Technology−1.3%		
Freescale Semiconductor:		
Sr. Notes, 6.875%, 2011	65,000	67,438
Sr. Notes, 7.125%, 2014	20,000	21,075
Sungard Data Systems,		
Sr. Notes, 8.524%, 2013	5,000 [b,c]	5,150
		93,663

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Telecommunications−7.4%		
American Towers:		
Sr. Notes, 7.125%, 2012	24,000	24,870
Sr. Sub. Notes, 7.25%, 2011	37,000	38,850
American Tower Escrow,		
Discount Notes, 0%, 2008	10,000	7,763
Hawaiian Telcom Communications,		
Sr. Notes, 9.9475%, 2013	15,000 [b,f]	14,738
Innova S de RL,		
Notes, 9.375%, 2013	23,000	25,588
Intelsat Bermuda,		
Sr. Notes, 8.25%, 2013	30,000 [b]	30,075
Nextel Partners,		
Sr. Notes, 12.5%, 2009	14,000	15,015
Pegasus Satellite Communications,		
Sr. Notes, 12.375%, 2006	73,000 [c]	18,341
Qwest:		
Bank Note, Ser. A, 8.53%, 2007	15,200 [b,f]	15,637
Bank Note, Ser. B, 6.95%, 2010	2,000 [b,f]	1,995
Sr. Notes, 7.5%, 2014	80,000 [b]	77,000
Sr. Notes, 7.875%, 2011	10,000	10,525
Qwest Services,		
Secured Notes, 14%, 2014	60,000	72,975
Rogers Wireless Communications,		
Secured Notes, 7.25%, 2012	50,000	52,750
Rural Cellular,		
Sr. Notes, 9.875%, 2010	10,000	10,450
SBA Telecommunications,		
Sr. Discount Notes, 0/9.75%, 2011	69,000 [e]	62,618
UbiquiTel Operating,		
Sr. Notes, 9.875%, 2011	24,000	26,340
US Unwired, Second Priority		
Sr. Secured Notes, Ser. B, 10%, 2012	37,000	42,273
		547,803
Textiles & Apparel−1.4%		
INVISTA,		
Notes, 9.25%, 2012	65,000 [b]	70,119

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Textiles & Apparel (continued)		
Levi Strauss & Co.,		
Sr. Notes, 12.25%, 2012	31,000	34,178
		104,297
Transportation−1.7%		
CHC Helicopter,		
Sr. Sub. Notes, 7.375%, 2014	23,000 [b]	23,173
Greenbrier Cos.,		
Sr. Notes, 8.375%, 2015	25,000	25,813
Gulfmark Offshore,		
Sr. Notes, 7.75%, 2014	29,000	30,595
TFM, S.A. de C.V.,		
Sr. Notes, 10.25%, 2007	41,000	43,665
		123,246
Total Bonds and Notes		
(cost $6,716,871)		**6,774,116**

Preferred Stocks−1.1%	Shares	Value ($)
Diversified Financial Services−.1%		
Williams Holdings of Delaware,		
Cum. Conv., $2.75	90 [b]	**9,473**
Media−1.0%		
Paxson Communications,		
Cum. Conv., $975	6 [b]	23,968
Spanish Broadcasting System (Units)		
Cum. Conv., Ser. B, $107.5	44	47,275
		71,243
Total Preferred Stocks		
(cost $79,452)		**80,716**

Common Stocks−.0%		
Chemicals−.0%		
Huntsman	117 [h]	**2,326**
Textiles & Apparel−.0%		
Dan River	901 [h]	180
Trump Entertainment Resorts	71 [d,h]	1,228
		1,408
Total Common Stocks		
(cost $14,983)		**3,734**

Other Investment—5.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $415,000)	415,000 [i]	**415,000**
Investment of Cash Collateral for Securities Loaned—5.2%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $387,418)	387,418 [i]	**387,418**
Total Investments (cost $7,613,724)	**103.0%**	**7,660,984**
Liabilities, Less Cash and Receivables	**(3.0%)**	**(225,599)**
Net Assets	**100.0%**	**7,435,385**

[a] *Principal amount stated in U.S. Dollars unless otherwise noted.*
EUR—Euro
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31 ,2005, these securities amounted to $1,600,669 or 21.5% of net assets.*
[c] *Non-income producing-security in default.*
[d] *All or a portion of these securities are on loan. At October 31, 2005, the total market value of the fund's securities on loan is $372,104 and the total market value of the collateral held by the fund is $387,418.*
[e] *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*
[f] *Variable rate security—interest rate subject to periodic change.*
[g] *Security linked to a portfolio of debt securities.*
[h] *Non-income producing.*
[i] *Investments in affiliated money market mutual funds.*

Portfolio Summary †

	Value (%)		Value (%)
Corporate Bonds	87.5	Swap Contracts/Forward Currency	
Money Market Investments	10.8	Exchange Contracts	.3
Structured Index	3.6		
Common and Preferred Stocks	1.1		**103.3**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $372,104)–Note 1(c):		
Unaffiliated issuers	6,811,306	6,858,566
Affiliated issuers	802,418	802,418
Cash		1,031
Dividends and interest receivable		158,104
Unrealized appreciation on swap contracts–Note 4		1,485
Receivable from broker from swap transactions–Note 4		664
Unrealized appreciation on forward currency exchange contracts–Note 4		635
		7,822,903
Liabilities ($):		
Liability for securities on loan–Note 1(c)		387,418
Unrealized depreciation on swap contracts–Note 4		100
		387,518
Net Assets ($)		**7,435,385**
Composition of Net Assets ($):		
Paid-in capital		7,347,322
Accumulated undistributed investment income–net		46,853
Accumulated net realized gain (loss) on investments		(8,066)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions and swap transactions		49,276
Net Assets ($)		**7,435,385**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		572,157
Net Asset Value, offering and redemption price per share ($)		**13.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):	
Income:	
Interest	577,631
Cash dividends:	
Unaffiliated issuers	8,234
Affiliated issuers	25,069
Income from securities lending	5,603
Total Income	**616,537**
Expenses:	
Management and Administration fee	34,172
Less—expenses waived—Note 3(a)	(34,172)
Net Expenses	**–**
Investment Income—Net	**616,537**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	10,235
Net realized gain (loss) on forward currency exchange contracts	(205)
Net realized gain (loss) on swap transactions	622
Net Realized Gain (Loss)	**10,652**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions and swap transactions	(336,882)
Net Realized and Unrealized Gain (Loss) on Investments	**(326,230)**
Net Increase in Net Assets Resulting from Operations	**290,307**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income−net	616,537	656,767
Net realized gain (loss) on investments	10,652	205,000
Net unrealized appreciation (depreciation) on investments	(336,882)	49,847
Net Increase (Decrease) in Net Assets Resulting from Operations	**290,307**	**911,614**
Dividends to Shareholders from ($):		
Investment income−net	(652,768)	(643,290)
Net realized gain on investments	(204,827)	(304,948)
Total Dividends	**(857,595)**	**(948,238)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	522,900	2,482,783
Dividends reinvested	723,607	872,564
Cost of shares redeemed	(3,015,397)	(43,898)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,768,890)**	**3,311,449**
Total Increase (Decrease) in Net Assets	**(2,336,178)**	**3,274,825**
Net Assets ($):		
Beginning of Period	9,771,563	6,496,738
End of Period	**7,435,385**	**9,771,563**
Undistributed investment income−net	46,853	68,325
Capital Share Transactions (Shares):		
Shares sold	37,947	182,039
Shares issued for dividends reinvested	54,049	64,396
Shares redeemed	(226,234)	(3,292)
Net Increase (Decrease) in Shares Outstanding	**(134,238)**	**243,143**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,			
	2005	2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	13.83	14.02	11.60	12.50
Investment Operations:				
Investment income—net[b]	.98	1.12	1.33	.49
Net realized and unrealized gain (loss) on investments	(.50)	.43	2.49	(1.08)
Total from Investment Operations	.48	1.55	3.82	(.59)
Distributions:				
Dividends from investment income—net	(1.03)	(1.12)	(1.33)	(.31)
Dividends from net realized gain on investments	(.28)	(.62)	(.07)	–
Total Distributions	(1.31)	(1.74)	(1.40)	(.31)
Net asset value, end of period	13.00	13.83	14.02	11.60
Total Return (%)[c]	3.61	11.97	34.71	(4.73)[d,e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.40	.40	.40	.40
Ratio of net expenses to average net assets	.00	.00	.00	.00
Ratio of net investment income to average net assets	7.22	8.19	10.20	3.50[d]
Portfolio Turnover Rate	55.16	126.87	337.85	198.61[d]
Net Assets, end of period ($ x 1,000)	7,435	9,772	6,497	4,761

[a] From June 6, 2002 (commencement of operations) to October 31, 2002.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of wrap fee charges. In addition, all fund level expenses are borne by the Distributor.
[d] Not annualized.
[e] Calculated based on net asset value on the close of business on June 10, 2002 (commencement of initial offering) to October 31, 2002.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus High Yield Shares (the "fund") is a separate non-diversified series of Dreyfus Fixed Income Securities (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with maximum total return consistent with the preservation of capital and prudent investment management. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor") is the distributor of the fund's shares. Mellon Bank, N.A., an affiliate of the Manager, serves as custodian of the fund's assets. Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, serves as transfer and dividend disbursing agent for the fund.

As of October 31, 2005, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held all of the outstanding shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Shares of each fund may be purchased only through "wrap fee" programs sponsored by investment advisors or broker/dealers ("financial representatives"). Typically, participants in these programs pay an all-inclusive "wrap" fee to their financial representative. Pursuant to an agreement between the Distributor and the fund, all expenses (including but not limited to management, shareholder servicing, transfer and dividend disbursing agency, custody, trustee and professional fees) incurred in the operations of the fund are the responsibility of the Distributor. The program sponsors have agreed to pay the Distributor for services it provides in connection with an investment in the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curve of the underlying issuer, and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On October 31, 2005, the Board of Trustees declared a cash dividend of $.082 per share from undistributed investment income-net, payable on November 1, 2005 (ex-dividend date), to shareholders of record as of the close of business on October 31, 2005.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $47,698, accumulated capital losses $5,850 and unrealized appreciation $46,273.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, the carryover expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004 were as follows: ordinary income $798,675 and $948,238 and long-term capital gains $58,920 and $0, respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences primarily due to the tax treatment for foreign currency transactions and consent fees, the fund increased accumulated undistributed investment income–net by $14,759, decreased net realized gain (loss) on investments by $14,817 and increased paid in capital by $58. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $1.5 million for leveraging purposes under a short–term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under either line of credit.

NOTE 3—Management Fee, Administration Fee and Other Transactions With Affiliates:

(a) The Board of Trustees approved a Management Agreement with the Manager under which the Manager serves as investment manager of the fund and an Administration Agreement with the Distributor under which the Distributor serves as administrator. No fees are charged to the fund pursuant to these Agreements as the Distributor has assumed responsibility for all operating expenses of the fund. However, for financial reporting purposes only, the fund's statement of operations will reflect an imputed unitary fee for services provided to the fund, currently at a maximum annual rate of .40% of the value of the fund's average daily net assets.

(b) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts and swap transactions during the period ended October 31, 2005, amounted to $4,050,022 and $4,979,045, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes

a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2005:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Apppreciation ($)
Sales:				
Euro, expiring 12/21/2005	20,000	24,685	24,050	**635**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts, in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the fund at October 31, 2005:

Notional Amount ($)	Description	Unrealized Appreciation (Depreciation) ($)
17,000	Agreement with JP Morgan terminating September 20, 2010 to pay a fixed rate of 1.07% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of of $10,000,000 on Cooper Tire & Rubber, 7.75%, 12/15/2009	1,422
84,000	Agreement with Merrill Lynch terminating June 20, 2010 to pay a fixed rate of .305% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Dow Jones CDX.NA.IG.4	63
136,000	Agreement with Morgan Stanley terminating June 20, 2010 to pay a fixed rate of .35% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Dow Jones CDX.NA.IG.4	(100)
Total		**1,385**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At October 31, 2005, the cost of investments for federal income tax purposes was $7,615,940; accordingly, accumulated net unrealized appreciation on investments was $45,044, consisting of $228,250 gross unrealized appreciation and $183,206 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus High Yield Shares

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus High Yield Shares (one of the funds comprising Dreyfus Fixed Income Securities) as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of October 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus High Yield Shares at October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
December 12, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.0798 per share as a long-term capital gain distribution of the $.3824 per share paid on December 20, 2004.

The fund also hereby designates 1.29% of the ordinary dividends paid during the fiscal year ended October 31, 2005 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2005, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $8,234 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees for the fund held on July 12 and 13, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory services. The Board also considered the re-approval for an annual period of the fund's Administration Agreement, pursuant to which Dreyfus Service Corporation (the "Administrator") provides the fund with administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager and Administrator.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement and Administration Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the fund's shares were offered only through "wrap fee" programs sponsored by registered investment advisers or broker/dealers approved by the Administrator. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Administrator's experience and capabilities, as well as the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and assistance

in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members noted that the fund pays no management fee or other expenses and, under these circumstances, there was no comparable group of comparison funds against which the fund's performance, management fee and total expense ratio could be compared. Accordingly, the Board reviewed the fund's performance and expense ratio compared to the fund's Lipper category average and ranking for the 1-year period ended May 31, 2005. The Board members discussed the results of the comparisons and noted that the fund's income yield performance and total return performance were each above the Lipper category averages and ranked in the top quarter of each Lipper category. The Board members noted that a new portfolio management team for the fund was appointed in January 2005. The Board members noted that wrap program sponsors, and not the fund, currently pay fees directly to the Administrator in connection with the management of the fund, and that the maximum fee paid by such program sponsors was lower than the average total expense ratio of the funds in the fund's Lipper category.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds"), and noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Manager's representatives explained the nature of the Similar Funds and any differences, from the Manager's perspective, in the management of such Similar Funds as compared to managing and providing services to the fund. The Similar Funds were mutual funds included in the "high current yield" funds category by Lipper. It was noted that the

Similar Funds, unlike the fund, had management fees and the Board members considered the relevance of the fee information for the Similar Funds to evaluate the fund's Management Agreement.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the decline in fund assets and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio. The Board noted that because the fund pays no management fee or other expenses, any further discussion of economies of scale was not relevant.

The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that because of the fund's small asset size and unique expense structure, the fund currently was not profitable to the Manager.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement and Administration Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager and Administrator are adequate and appropriate.
- The Board generally was satisfied with the fund's performance, as well as with the change in the fund's portfolio management team which occurred in January 2005.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement and Administration Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (62)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

Clifford L. Alexander, Jr. (72)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

Lucy Wilson Benson (78)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

————————

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

————————

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings–Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

————————

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since May 2002.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since May 2002.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus
High Yield Shares

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Service Corporation representative or 1-877-460-5620

Mail Dreyfus Separate Accounts, Dreyfus Service Corporation
200 Park Avenue, 10th Floor, New York, NY 10166

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0753AR1005

Dreyfus
Mortgage Shares

ANNUAL REPORT October 31, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Mortgage Shares, covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's primary portfolio manager, Marc Seidner.

Although bond yields recently started creeping upward, long-term bond yield spreads remained relatively narrow compared to short-term bond yields throughout the reporting period — despite historical norms. In fact, long-term bond yields generally declined during the first half of the reporting period. Low inflation expectations among U.S. investors and robust demand from overseas investors appear to have helped longer-term bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

Marc Seidner, Portfolio Manager

How did Dreyfus Mortgage Shares perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund achieved a total return of 4.29% and distributed aggregate income dividends totaling $0.67per share.[1] The fund's benchmark, the Lehman Brothers Fixed Rate Mortgage Backed Securities Index, achieved a total return of 4.70% for the same period.[2]

Like other sectors of the U.S. bond market, mortgage-backed securities were primarily influenced by rising short-term interest rates during the reporting period. However, the eroding effects of higher interest rates were partly offset by low inflation expectations and robust investor demand, which kept bond prices relatively stable at the longer end of the maturity spectrum. The fund's return lagged that of the Index, which we attribute to a transition in the fund's yield-curve strategy during the second half of the reporting period.

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital. The fund invests at least 80% of its assets in mortgage-related securities.

The mortgage-related securities in which the fund may invest include privately issued commercial and residential mortgage pass-through securities, and other mortgage-related securities, including those issued by the Government National Mortgage Association (such as "Ginnie Maes") or by government-related organizations such as the Federal Home Loan Mortgage Corporation, collateralized mortgage obligations (CMOs) and stripped mortgage-backed securities. In addition, the fund may purchase inflation-indexed bonds and other securities issued or guaranteed by the U.S. government or its agencies or its instrumentalities, and may enter into repurchase agreements collateralized by such securities.

What other factors influenced the fund's performance?

Contrary to historical trends, prices of U.S. government securities remained remarkably stable over the reporting period despite eight increases in short-term interest rates from the Federal Reserve Board (the "Fed"). The Fed raised the overnight federal funds rate from 1.75% to 3.75% during the reporting period in its ongoing effort to forestall inflationary pressures. On November 1, 2005, just one day after the reporting period's close, the Fed acted again, hiking the federal funds rate to 4%.

We attribute the bond market's resilience to investors' confidence in the Fed's inflation-fighting abilities as well as robust demand from foreign and domestic investors seeking competitive levels of income from high-quality securities. However, bond prices began to show signs of weakness toward the end of the reporting period amid new evidence of robust economic growth, suggesting that investors were growing more concerned about inflation.

In this environment, we adopted a relatively conservative investment posture, attempting to limit the fund's sensitivity to rising interest rates by setting its average duration in a range we considered shorter than industry averages. In addition, the fund benefited from its "barbell" yield-curve positioning early in the reporting period, which enabled the fund to participate more fully in strength among longer-maturity securities. However, yield differences between shorter- and longer-term securities soon narrowed well beyond historical norms, so we moved toward a yield-curve strategy that is more "bulleted," emphasizing bonds with maturities between two and three years, which historically have been relatively insensitive to rising interest rates.

Because we believed traditional "pass-through" mortgage-backed securities to be richly valued, we allocated a portion of the fund's assets to higher yielding commercial mortgages and asset-backed securities, which helped bolster the fund's returns. The fund also held a significant position in Treasury Inflation Protected Securities ("TIPS"), which benefited from increases in the Consumer Price Index stemming from sharply higher oil and gas prices.

What is the fund's current strategy?

Although we believe that the Fed is likely to continue to raise short-term interest rates, it appears to us that it is closer to the end of its credit-tightening campaign than the beginning. Therefore, we recently set the fund's average duration in a range that is roughly in line with that of the benchmark. Although we have maintained the fund's mild emphasis on higher yielding market sectors, we are aware that they have become more fully valued, and we are prepared to increase the fund's exposure to traditional "pass-through" mortgage-backed securities. In our view, these are prudent strategies as the U.S. economy moves to the next phase of the cycle.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LEHMAN BROTHERS — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Fixed Rate Mortgage Backed Securities Index tracks the performance of the mortgage pass-through securities of Fannie Mae (FNMA), Freddie Mac (FHLMC) and Ginnie Mae (GNMA). The index groups securities of individual pools of mortgage-backed securities into generic aggregates with each aggregate representing the outstanding pools for a given agency, program, issue year and coupon. The index does not include buydowns, graduated equity mortgages, project loans and CMOs. Securities that are included in the index are fixed-rate securities with a weighted average maturity of at least one year and at least $150 million par amount outstanding.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Mortgage Shares and the Lehman Brothers Fixed Rate Mortgage Backed Securities Index

Average Annual Total Returns *as of 10/31/05*

	Inception Date	1 Year	From Inception
Fund	**6/10/02**	**4.29%**	**6.79%**

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Dreyfus Mortgage Shares on 6/10/02 (inception date) to a $10,000 investment made in the Lehman Brothers Fixed Rate Mortgage Backed Securities Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index tracks the performance of the mortgage pass-through securities of Fannie Mae (FNMA), Freddie Mac (FHLMC) and Ginnie Mae (GMNA). The Index groups securities of individual pools of mortgage-backed securities into generic aggregates with each aggregate representing the outstanding pools for a given agency, program, issue year and coupon. The Index does not include buydowns, graduated equity mortgages, project loans, and CMOs. Securities that are included in the Index are fixed-rate securities with a weighted average maturity of at least one year and at least $150 million par amount outstanding. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Mortgage Shares from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

Expenses paid per $1,000†	$ .00
Ending value (after expenses)	$1,012.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

Expenses paid per $1,000†	$ .00
Ending value (after expenses)	$1,025.21

† *Expenses are equal to the fund's annualized expense ratio of .00%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005

Bonds and Notes—97.5%	Principal Amount ($)	Value ($)
Asset—Backed Ctfs.—Credit Cards—1.2%		
MBNA Master Credit Card Note Trust, Ser. 2002-C1, Cl. C1, 6.8%, 2014	59,000	**63,457**
Asset-Backed Ctfs.-Home Equity Loans—.6%		
Long Beach Asset, Ser. 2004-6, Cl. N1, 4.5%, 2034	28,453 [a]	**28,413**
Asset-Backed-Other—3.6%		
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2, 4.15%, 2035	185,000	**183,417**
Residential Mortgage Pass-Through Ctfs.—8.7%		
First Horizon Alternative Mortgage Securities I, Ser. 2004-FA1, Cl. A1, 6.25%, 2034	234,187	237,225
GSR Mortgage Loan Trust II, Ser. 2004-12, Cl. A2, 3.554%, 2034	210,579 [b]	206,514
		443,739
U.S. Government—2.9%		
U.S. Treasury Notes:		
3.5%, 8/15/2009	123,000 [c]	118,983
4.75%, 5/15/2014	30,000	30,384
		149,367
U.S. Government Agencies/Mortgage-Backed—80.5%		
Federal National Mortgage Association, 6.5%, 7/1/2032	209,975	215,900
Government National Mortgage Association I:		
5%, 7/15/2033	1,466,929	1,433,924
5.5%, 12/15/2032-9/15/2035	1,616,453	1,615,529
6%, 12/15/2033	67,857	69,087
Government National Mortgage Association II:		
6%, 7/20/2035-10/20/2035	433,784	440,560
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029	345,000	347,090
		4,122,090
Total Bonds and Notes (cost $5,073,105)		**4,990,483**

Other Investments—2.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $101,000)	101,000 d	**101,000**
Total Investments (cost $5,174,105)	**99.5%**	**5,091,483**
Cash and Receivables (Net)	**.5%**	**25,635**
Net Assets	**100.0%**	**5,117,118**

a   *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2005, this security amounted to $28,413 or .6% of net assets.*
b   *Variable rate security—interest rate subject to periodic change.*
c   *Partially held by a broker as collateral for open financial futures positions.*
d   *Investment in affiliated money market mutual fund.*

Portfolio Summary †

	Value (%)		Value (%)
U.S.Government Agencies/ Mortgage-Backed	80.5	Money Market Investments	2.0
		Futures Contracts	.0
Asset/Mortgage Backed Securities	14.1		
U.S. Government Securities	2.9		**99.5**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2005

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 10/31/2005 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	3	325,359	December 2005	(3,141)
U.S. Treasury 30 Year Bonds	3	335,906	December 2005	(15,117)
Financial Futures Short				
U.S. Treasury 2 Year Notes	1	205,203	December 2005	1,016
U.S. Treasury 5 Year Notes	12	1,270,688	December 2005	18,187
				945

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	5,073,105	4,990,483
Affiliated issuers	101,000	101,000
Cash		746
Dividends and Interest receivable		24,499
Receivable for futures variation margin–Note 4		390
		5,117,118
Composition of Net Assets ($):		
Paid-in capital		4,894,979
Accumulated undistributed investment income–net		25,342
Accumulated net realized gain (loss) on investments		278,474
Accumulated net unrealized appreciation (depreciation) on investments (including $945 net unrealized appreciation on financial futures)		(81,677)
Net Assets ($)		**5,117,118**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		398,672
Net Asset Value, offering and redemption price per share ($)		**12.84**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2005

Investment Income ($):	
Income:	
Interest	423,268
Dividends;	
Affiliated issuers	47,681
Total Income	**470,949**
Expenses:	
Management and Administration fee–Note 3(a)	42,612
Less–expenses waived–Note 3(a)	(42,612)
Net Expenses	**–**
Investment Income–Net	**470,949**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	156,133
Net realized gain (loss) on financial futures	134,047
Net Realized Gain (Loss)	**290,180**
Net unrealized appreciation (depreciation) on investments [including ($11,375) net unrealized (depreciation) on financial futures]	(238,906)
Net Realized and Unrealized Gain (Loss) on Investments	**51,274**
Net Increase in Net Assets Resulting from Operations	**522,223**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income−net	470,949	652,119
Net realized gain (loss) on investments	290,180	243,222
Net unrealized appreciation (depreciation) on investments	(238,906)	207,726
Net Increase (Decrease) in Net Assets Resulting from Operations	**522,223**	**1,103,067**
Dividends to Shareholders from ($):		
Investment income−net	(511,856)	(520,744)
Net realized gain on investments	(367,317)	(97,557)
Total Dividends	**(879,173)**	**(618,301)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	8,362,730	18,481,470
Dividends reinvested	208,362	263,994
Cost of shares redeemed	(19,725,035)	(10,153,412)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(11,153,943)**	**8,592,052**
Total Increase (Decrease) in Net Assets	**(11,510,893)**	**9,076,818**
Net Assets ($):		
Beginning of Period	16,628,011	7,551,193
End of Period	**5,117,118**	**16,628,011**
Undistributed investment income−net	25,342	87,262
Capital Share Transactions (Shares):		
Shares sold	642,213	1,417,290
Shares issued for dividends reinvested	16,058	20,540
Shares redeemed	(1,517,298)	(772,762)
Net Increase (Decrease) in Shares Outstanding	**(859,027)**	**665,068**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,			
	2005	2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	13.22	12.74	12.88	12.50
Investment Operations:				
Investment income−net[b]	.59	.60	.48	.13
Net realized and unrealized gain (loss) on investments	(.04)	.52	.22	.35
Total from Investment Operations	.55	1.12	.70	.48
Distributions:				
Dividends from investment income−net	(.67)	(.50)	(.54)	(.10)
Dividends from net realized gain on investments	(.26)	(.14)	(.30)	−
Total Distributions	(.93)	(.64)	(.84)	(.10)
Net asset value, end of period	12.84	13.22	12.74	12.88
Total Return (%)[c]	4.29	8.98	5.70	3.92[d,e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.40	.40	.40	.40
Ratio of net expenses to average net assets	.00	.00	.00	.00
Ratio of net investment income to average net assets	4.42	4.65	3.75	1.07[d]
Portfolio Turnover Rate	472.23[f]	578.25[f]	663.24	423.74[d]
Net Assets, end of period ($ x 1,000)	5,117	16,628	7,551	6,352

[a] From June 6, 2002 (commencement of operations) to October 31, 2002.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of wrap fee charges. In addition, all fund level expenses are borne by the Distributor.

[d] Not annualized.

[e] Calculated based on net asset value on the close of business on June 10, 2002 (commencement of initial offering) to October 31, 2002.

[f] The portfolio turnover rate excluding mortgage dollar roll transactions for the years ended October 31, 2005 and October 31, 2004, were 127.03% and 285.49%, respectively.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Mortgage Shares (the "fund") is a separate non-diversified series of Dreyfus Fixed Income Securities (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor") is the distributor of the fund's shares. Mellon Bank, N.A., an affiliate of the Manager, serves as custodian of the fund's assets. Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, serves as transfer and dividend disbursing agent for the fund.

As of October 31, 2005, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held all of the outstanding shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Shares of each fund may be purchased only through "wrap fee" programs sponsored by investment advisors or broker/dealers ("financial representatives"). Typically, participants in these programs pay an all-inclusive "wrap" fee to their financial representative. Pursuant to an agreement between the Distributor and the fund, all expenses (including but not limited to management, shareholder servicing, transfer and dividend disbursing agency, custody, trustee and professional fees) incurred in the operations of the fund are the responsibility of the Distributor. The program sponsors have agreed to pay the Distributor for services it provides in connection with an investment in the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, and options,) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments in registered investment companies are valued at their net asset value. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On October 31, 2005, the Board of Trustees declared a cash dividend of $.054 per share from undistributed investment income-net, payable on November 1, 2005 (ex-dividend date), to shareholders of record as of the close of business on October 31, 2005.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $159,560, undistributed capital gains $151,708 and unrealized depreciation $89,129.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004 were as follows: ordinary income $879,173 and $618,301, respectively.

During the period ended October 31, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for paydown gains and losses, the fund decreased accumulated undistributed investment income–net by $21,013 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $1.5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2005, the fund did not borrow under either line of credit.

NOTE 3—Management Fee, Administration Fee and Other Transactions With Affiliates:

(a) The Board of Trustees approved a Management Agreement with the Manager under which the Manager serves as investment manager of the fund and an Administration Agreement with the Distributor under which the Distributor serves as administrator. No fees are charged to the fund pursuant to these Agreements as the Distributor has assumed responsibility for all operating expenses of the fund. However, for financial reporting purposes only, the fund's statement of operations will reflect an imputed unitary fee for services provided to the fund, currently at a maximum annual rate of .40% of the value of the fund's average daily net assets.

(b) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and financial futures, during the period ended October 31, 2005, amounted to $42,807,048 and $52,689,832, respectively, of which $31,291,526 in purchases and $31,365,764 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2005, are set forth in the Statement of Financial Futures.

At October 31, 2005, the cost of investments for federal income tax purposes was $5,180,612; accordingly, accumulated net unrealized depreciation on investments was $89,129, consisting of $1,019 gross unrealized appreciation and $90,148 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Mortgage Shares

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Mortgage Shares (one of the funds comprising Dreyfus Fixed Income Securities) as of October 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of October 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Mortgage Shares at October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
December 12, 2005

INFORMATION ABOUT THE REVIEW AND APPROVAL
OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees for the fund held on July 12 and 13, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory services. The Board also considered the re-approval for an annual period of the fund's Administration Agreement, pursuant to which Dreyfus Service Corporation (the "Administrator") provides the fund with administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager and Administrator.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement and Administration Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the fund's shares were offered only through "wrap fee" programs sponsored by registered investment advisers or broker/dealers approved by the Administrator. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Administrator's experience and capabilities as well as the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members noted that the fund pays no management fee or other expenses and, under these circumstances, there was no comparable group of comparison funds against which the fund's performance, management fee and total expense ratio could be compared. Accordingly, the Board reviewed the fund's performance and expense ratio compared to the fund's Lipper category average and ranking for the 1-year period ended May 31, 2005. The Board members discussed the results of the comparisons and noted that the fund's income yield performance and total return performance were each above the Lipper category averages and ranked in the top quarter of each Lipper category; in fact, the fund's total return performance ranked first in the Lipper category. The Board members noted that a new portfolio management team for the fund was appointed in January 2005. The Board members noted that wrap program sponsors, and not the fund, currently pay fees directly to the Administrator in connection with the management of the fund, and that the maximum fee paid by such program sponsors was lower than the average total expense ratio of the funds in the fund's Lipper category.

Representatives of the Manager noted that the Manager or its affiliates do not manage other mutual funds or accounts with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the decline in fund assets and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio. The Board noted that because the fund pays no management fee or other expenses, any further discussion of economies of scale was not relevant.

The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that because of the fund's small asset size and unique expense structure, the fund currently was not profitable to the Manager.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement and Administration Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager and Administrator are adequate and appropriate.
- The Board generally was satisfied with the fund's performance as well as with the change in the fund's portfolio management team which occurred in January 2005.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement and Administration Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

Clifford L. Alexander, Jr. (72)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

Lucy Wilson Benson (78)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

––––––––––––––––

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

––––––––––––––––

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings–Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

––––––––––––––––

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

––––––––––––––––

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since May 2002.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since May 2002.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Mortgage Shares**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Service Corporation representative or 1-877-460-5620

Mail Dreyfus Separate Accounts, Dreyfus Service Corporation
200 Park Avenue, 10th Floor, New York, NY 10166

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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